July 22, 1998


Laura A. Novack
Senior Counsel
Office of Insurance Products
Mail Stop 5-6
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Separate Account VA-6 of Transamerica Life Insurance and Annuity Company Form N-4, File Nos. 333-9745 & 811-07753

Dear Ms. Novack:

Per our telephone conversations, please consider this letter an application to the Commission, pursuant to Rule 477, requesting withdrawal of Post-Effective Amendment No. 5 of Registration No. 333-9745 to the Form N-4 with regard to Separate Account VA-6 of Transamerica Life Insurance and Annuity Company, filed by EDGAR, May 22, 1998, under Rule 485(a) and assigned accession number 0001019664-98-000009. We request this withdrawal because the variable annuity described in the prospectus in this filing will be supported by another separate account and has been filed on Form N-4 as an initial filing.

Very truly yours,


Regina M. Fink
Counsel

cc:  Fred Bellamy
     Sutherland, Asbill & Brennan